February 20, 2007

Mail Stop 4561

Mr. Robert C. White
President, Chief Executive Officer, and Director
Wake Forest Bancshares, Inc.
302 South Brooks Street
Wake Forest, North Carolina 27587

Re: **Wake Forest Bancshares, Inc.**
  Form 10-KSB for Fiscal Year Ended September 30, 2006
  Filed December 21, 2006
  Form 10-QSB for Fiscal Quarter Ended December 31, 2006
  File Number: 000-25999

Dear Mr. White:

 We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, filed December 21, 2006

Exhibit 13.1

Note 15. Mutual Holding Company Financial Data, page 34

1. We note that you present the condensed financial statements of Wake Forest
    Bancorp, M.H.C. in your footnotes beginning on page 34. Please address the
    following:

    *   tell us why you have presented the condensed financial statements of Wake
        Forest Bancorp, M.H.C. in your financial statements. If these financial
        statements were required to be included in your footnotes (i.e. required by the
        OTS), please revise your future filings to unequivocally state this fact along
        with the reasons why you believe such disclosure is useful; and
    *   tell us how Wake Forest Bancorp, M.H.C. is accounting for their
        approximately 55% ownership interest in Wake Forest Bancshares, Inc. and
        provide the authoritative guidance you relied upon to support your accounting.
        Based upon your footnote disclosure, it appears that Wake Forest Bancorp,
        M.H.C. is accounting for this investment using the equity method of
        accounting.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment and provides any requested supplemental information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief